FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of October, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Summary of Financial Statements for the Year Ended March 31, 2010 (Under U.S. GAAP)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: October 4, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
September 30, 2010
SUMMARY OF FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2010
(UNDER U.S. GAAP)

Name of Listed Company:	MS&AD Insurance Group Holdings, Inc.
(Formerly, Mitsui Sumitomo Insurance Group Holdings, Inc.)
Securities Code Number:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Consolidated Accounting Section, Accounting Department
Telephone : (03)-6202-5273
Consolidated Business Results for the year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
(Note) Amounts and ratios are rounded.
(1)	Results of Consolidated Operations

			Income (loss) before		Net income (loss)
	Total revenues		income taxes		attributable to MSIG
	(Yen in millions)%		(Yen in millions)%		(Yen in millions)%
Year ended March 31,
2010	1,717,479	(0.0)	67,416	—	49,983	—
2009	1,717,643	(7.8)	(81,976)	(153.3)	(70,240)	(167.0)
Percent figures represent changes from the preceding fiscal year.

		Net income	Net income
	Net income	(loss)	(loss)
	(loss)	attributable	attributable	Income (loss)	Income (loss)
	attributable	to MSIG per	to MSIG to	before	before income
	to MSIG per	share —	shareholders’	income taxes to	taxes to total
	share — basic	diluted	equity	total assets	revenues
	(Yen)	(Yen)%		%	%
Year ended March 31,
2010	119.30	—	2.7	0.8	3.9
2009	(166.82)	—	(3.4)	(0.9)	(4.8)

(Supplement) 1.Proportionate share of the affiliates’ income:	Year ended March 31, 2010	(8,205) million yen
	Year ended March 31, 2009	8,658 million yen
(Supplement) 2.Weighted average common shares outstanding:	Year ended March 31, 2010	418,961 thousand shares
	Year ended March 31, 2009	421,052 thousand shares
(Note) Based on the new accounting standards regarding noncontrolling interest, category names “income (loss) before income taxes” and “net income” in the previous summaries are shown as “income (loss) before income taxes” and “net income (loss) attributable to MSIG”.
(2)	Consolidated Financial Conditions

			Shareholders’ equity	Shareholders’ equity
	Total assets	Total shareholders’ equity	to total assets	per share
	(Yen in millions)	(Yen in millions)%		(Yen)
Year ended March 31,
2010	8,444,736	1,992,480	23.6	4,801.69
2009	8,234,855	1,676,684	20.4	3,998.77

(Supplement) Number of outstanding shares at end of year:	Year ended March 31, 2010 Year ended March 31, 2009	414,954 thousand shares 419,300 thousand shares
(Note) Figures of total shareholders’ equity are figures of “total MSIG shareholders’ equity” in the consolidated balance sheets.
(3)	Consolidated Cash Flows

	Net cash provided	Net cash provided by (used	Net cash used in	Cash and cash equivalents
	by operating activities	in) investing activities	financing activities	at end of year
	(Yen in millions)	(Yen in millions)	(Yen in millions)	(Yen in millions)
Year ended March 31,
2010	94,672	58,031	(234,762)	381,939
2009	157,480	84,693	(109,075)	455,444

CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	As of March 31,
	2009	2010	Change
ASSETS
Investments — other than investments in affiliates:
Securities available for sale:
Fixed maturities, at fair value	2,994,870	3,012,303	17,433
Equity securities, at fair value	1,703,433	1,997,746	294,313
Securities held to maturity:
Fixed maturities, at amortized cost	475,576	506,307	30,731
Mortgage loans on real estate	9,224	7,260	(1,964)
Investment real estate, at cost less accumulated depreciation	40,992	36,698	(4,294)
Policy loans	43,254	44,339	1,085
Other long-term investments	711,653	691,625	(20,028)
Short-term investments	106,852	69,139	(37,713)

Total investments	6,085,854	6,365,417	279,563

Cash and cash equivalents	455,444	381,939	(73,505)

Investments in and indebtedness from affiliates:
Investments	66,523	75,927	9,404
Indebtedness	2,857	3,128	271

Total investments in and indebtedness from affiliates	69,380	79,055	9,675

Accrued investment income	20,228	16,857	(3,371)
Premiums receivable and agents’ balances	144,005	152,030	8,025
Prepaid reinsurance premiums	203,477	195,626	(7,851)
Funds held by or deposited with ceding reinsurers	78,756	83,690	4,934
Reinsurance recoverable on paid losses	58,149	63,410	5,261
Reinsurance recoverable on unpaid losses	304,228	293,347	(10,881)
Property and equipment, net of accumulated depreciation	232,047	224,880	(7,167)
Deferred policy acquisition costs	325,539	345,731	20,192
Goodwill	63,254	66,250	2,996
Other assets	194,494	176,504	(17,990)

Total assets	8,234,855	8,444,736	209,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Losses and claims:
Reported and estimated losses and claims	1,196,144	1,166,016	(30,128)
Adjustment expenses	60,378	61,061	683

Total losses and claims	1,256,522	1,227,077	(29,445)

Unearned premiums	1,385,290	1,381,524	(3,766)
Future policy benefits for life insurance contracts	970,217	1,022,413	52,196
Investment deposits by policyholders	2,043,991	1,956,376	(87,615)
Indebtedness to affiliates	1,616	4,686	3,070
Income tax payable	9,401	10,331	930
Deferred tax liabilities	238,083	397,585	159,502
Retirement and severance benefits	126,538	120,334	(6,204)
Ceded reinsurance balances payable	74,000	75,697	1,697
Short-term debt	70,000	—	(70,000)
Long-term debt	94,961	94,969	8
Other liabilities	274,720	152,866	(121,854)

Total liabilities	6,545,339	6,443,858	(101,481)

Shareholders’ equity:
Common stock	100,000	100,000	—
Additional paid-in capital	123,969	123,970	1
Retained earnings	1,377,400	1,406,964	29,564
Accumulated other comprehensive income	79,960	376,234	296,274
Treasury stock	(4,645)	(14,688)	(10,043)

Total MSIG shareholders’ equity	1,676,684	1,992,480	315,796

Noncontrolling interests	12,832	8,398	(4,434)
Total shareholders’ equity	1,689,516	2,000,878	311,362

Total liabilities and shareholders’ equity	8,234,855	8,444,736	209,881

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Yen in millions)
	Years ended March 31,
	2009	2010	Change
Revenues:
Net premiums written	1,448,273	1,395,238	(53,035)
Less increase (decrease) in unearned premiums	(60,130)	(1,399)	58,731

Net premiums earned	1,508,403	1,396,637	(111,766)
Premium income for life insurance contracts	190,113	188,373	(1,740)
Investment income, net of investment expenses	154,012	127,733	(26,279)
Net realized gains (losses) on investments:
Total other-than-temporary impairment losses on investments	—	(15,666)	—
Portion of losses recognized in other comprehensive income	—	746	—

Net other-than-temporary losses recognized in earnings	—	(14,920)	—
Other realized gains on investments	—	19,656	—

Net realized gains (losses) on investments	(134,885)	4,736	139,621

Total revenues	1,717,643	1,717,479	(164)

Expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	960,041	855,914	(104,127)
Related adjustment expenses	90,235	81,971	(8,264)
Policyholder benefits for life insurance contracts	154,056	150,346	(3,710)
Amortization of policy acquisition costs	398,660	345,204	(53,456)
Investment income credited to investment deposits by policyholders	44,573	47,304	2,731
Other expenses, net	152,054	169,324	17,270

Total expenses	1,799,619	1,650,063	(149,556)

Income before income taxes	(81,976)	67,416	149,392
Income taxes:
Current	29,874	18,485	(11,389)
Deferred	(41,910)	(1,398)	40,512

Total income tax (benefit) expense	(12,036)	17,087	29,123

Net income (loss)	(69,940)	50,329	120,269

Less: Net income attributable to noncontrolling interests	300	346	46

Net income (loss) attributable to MSIG	(70,240)	49,983	120,223

		(Yen)
Earnings (loss) per share:
Earnings (loss) attributable to MSIG:
Basic and diluted	166.82	119.30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	(Yen in millions)
	Years ended March 31,
	2009	2010	Change
Net income (loss)	(69,940)	50,329	120,269
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(66,853)	11,132	77,985
Unrealized losses on fixed maturity securities on which other-than- temporary credit impairment losses were recognized in net income	—	(484)	(484)
Unrealized gains (losses) on all other securities	(563,812)	285,886	849,698
Pension liability adjustments	(6,919)	2,095	9,014

Other comprehensive income (loss)	(637,584)	298,629	936,213

Comprehensive income (loss)	(707,525)	348,958	1,056,483
Comprehensive income (loss) attributable to noncontrolling interests	(3,578)	477	4,055

Comprehensive income (loss) attributable to MSIG	(703,947)	348,481	1,052,428

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(Yen in millions)
	Years ended March 31,
	2009	2010	Change
Common stock:
Balance at beginning and end of year	100,000	100,000	—

Additional paid-in capital:
Balance at beginning of year	123,981	123,969	(12)
Gain on sales of treasury stock	1	—	(1)
Retirement of treasury stock	(13)	1	14

Balance at end of year	123,969	123,970	1

Retained earnings:
Balance at beginning of year	1,471,651	1,377,400	(94,251)
Cumulative effect of change in accounting principle, net of tax	—	2,224	2,224
Net income (loss) attributable to MSIG	(70,240)	49,983	120,223
Dividends paid	(24,011)	(22,643)	1,368

Balance at end of year	1,377,400	1,406,964	29,564

Accumulated other comprehensive income:
Balance at beginning of year	713,667	79,960	(633,707)
Cumulative effect of change in accounting principle, net of tax	—	(2,224)	(2,224)
Other comprehensive income (loss) attributable to MSIG, net of tax	(633,707)	298,498	932,205

Balance at end of year	79,960	376,234	296,274

Treasury stock:
Balance at beginning of year	—	(4,645)	(4,645)
Purchase of common shares	(4,725)	(10,048)	(5,323)
Sale of common shares	80	5	(75)

Retirement of treasury stock	(4,645)	(14,688)	(10,043)

Balance at end of year
Noncontrolling interests:
Balance at beginning of year	18,585	12,832	(5,753)
Transactions between MSIG and noncontrolling interests	(1,009)	(4,000)	(2,991)
Net income attributable to noncontrolling interests	300	346	46
Other comprehensive income (loss):	(4,914)	1,614	6,528
Foreign currency translation adjustments	1,107	(1,483)	(2,590)
Unrealized gains (losses) on securities	(1,235)	(911)	324
Dividends paid to noncontrolling interests	(2)	0	2

Other	12,832	8,398	(4,434)

Balance at end of year

Total equity	1,689,516	2,000,878	311,362

		(Yen)

Cash dividends per share	57.00	54.00

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Yen in millions)
	Years ended March 31,
	2009	2010	Change
Net cash provided by operating activities:
Net income (loss)	(69,940)	50,329	120,269
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Valuation allowance for credit losses	1,798	3,257	1,459
Impairment losses of long-lived assets	817	6,198	5,381
Realized losses (gains) from sales or revaluation of investments	117,897	9,492	(108,405)
Amortization of fixed maturity securities	116	3,615	3,499
Depreciation	27,413	29,001	1,588
Provision for retirement and severance benefits	(155)	(2,952)	(2,797)
Deferred income taxes	(41,910)	(1,398)	40,512
Decrease (increase) in assets:
Net insurance related assets	(26,300)	(11,124)	15,176
Deferred policy acquisition costs	27,261	(19,394)	(46,655)
Accrued investment income	3,188	3,354	166
Derivative assets	(9,348)	12,250	21,598
Other assets	705	(8,580)	(9,285)
Increase (decrease) in liabilities:
Losses and claims	93,444	(30,498)	(123,942)
Unearned premiums	(55,961)	(1,216)	54,745
Future policy benefits	41,845	44,736	2,891
Income taxes	(17,521)	16,027	33,548
Derivative liabilities	(10,337)	(26,861)	(16,524)
Other liabilities	17,476	(37,067)	(54,543)
Interest credited to policyholders’ contract deposits	44,573	47,304	2,731
Other, net	12,419	8,199	(4,220)

Net cash provided by operating activities	157,480	94,672	(62,808)

Cash flows from investing activities:
Proceeds from:
Securities available for sale:
Fixed maturities	475,425	247,594	(227,831)
Equity securities	181,957	179,709	(2,248)
Fixed maturities available for sale matured	295,677	353,216	57,539
Fixed maturities held to maturity matured	4,044	2,068	(1,976)
Investment real estate	32	745	713
Collection of:	2,744	5,295	2,551
Mortgage loans on real estate
Policy loans	1,785	2,950	1,165
Other long-term investments	45,194	33,648	(11,546)
Purchases of:	193,644	178,084	(15,560)
Securities available for sale:
Fixed maturities	(572,987)	(559,572)	13,415
Equity securities	(274,390)	(95,931)	178,459
Securities held to maturity:
Fixed maturities	(38,518)	(37,413)	1,105
Investments in:
Mortgage loans on real estate	(1,185)	(970)	215
Investment real estate	(1,448)	(1,368)	80
Policy loans	(33,899)	(49,746)	(15,847)
Other long-term investments	(172,408)	(145,810)	26,598
Property and equipment	(16,125)	(16,686)	(561)
Increase (decrease) in cash received under securities lending transactions	24,466	(60,509)	(84,975)
Decrease (increase) in short-term investments, net	(11,382)	31,628	43,010
Decrease (increase) in investments in and indebtedness from affiliates	(4,250)	1,700	5,950
Business acquired, net of cash acquired	—	(1,317)	(1,317)
Other, net	(13,683)	(9,284)	4,399

Net cash used in investing activities	84,693	58,031	(26,662)

Cash flows from financing activities:
Investment deposits funded by policyholders	256,301	232,849	(23,452)
Withdrawals of investment deposits by policyholders	(361,941)	(363,290)	(1,349)
Increase (decrease) in commercial paper, net	(37,670)	—	37,670
Proceeds from long-term debt	64,968	—	(64,968)
Repayment of short-term debt	—	(70,000)	(70,000)
Acquisition of treasury stock	(4,725)	(10,048)	(5,323)
Dividends paid to shareholders	(25,223)	(23,521)	1,702
Other, net	(785)	(752)	33

Net cash used in financing activities	(109,075)	(234,762)	(125,687)

Effect of exchange rate changes on cash and cash equivalents	(45,944)	8,554	54,498

Net change in cash and cash equivalents	87,154	(73,505)	(160,659)
Cash and cash equivalents at beginning of year	368,290	455,444	87,154

Cash and cash equivalents at end of year	455,444	381,939	(73,505)

Notes to Consolidated Financial Statements (Summary)
1.	Basis of Presentation

The consolidated financial statements of MS&AD Insurance Group Holdings, Inc. (formerly Mitsui Sumitomo Insurance Group Holdings, Inc.) and its consolidated subsidiaries are prepared in accordance with accounting principles generally accepted in the United States.

2.	Securities, etc.

The components of securities, etc. were as follows:

(1)	Securities held to maturity

	(Yen in millions)
	Year ended March 31, 2009
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Governments and government agencies and authorities
Other than U.S.A.	363,613	13,385	(902)	376,096
Other municipalities and political subdivisions
Other than U.S.	1,112	—	—	1,112
Other corporate bonds	110,851	3,792	(7)	114,636

Total securities held to maturity	475,576	17,177	(909)	491,844

	(Yen in millions)
	Year ended March 31, 2010
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Governments and government agencies and authorities
Other than U.S.	388,433	8,796	(1,133)	396,096
Other corporate bonds
Total securities held to maturity	117,874	4,980	(20)	122,834

	506,307	13,776	(1,153)	518,930

(2)	Securities available for sale

	(Yen in millions)
	Year ended March 31, 2009
	Cost or	Gross Unrealized	Gross Unrealized	Carrying Amount /
	Amortized Cost	Gains	Losses	Fair Value
Fixed maturity securities:
Government and government agencies and authorities
U.S.	96,199	9,831	(1,028)	105,002
Other than U.S.	723,315	24,027	(4,492)	742,850
Municipalities and political subdivisions:
U.S.	100	—	(13)	87
Other than U.S.	591,108	10,541	(14,209)	587,440
Other corporate bonds	1,580,381	15,764	(36,654)	1,559,491

Total fixed maturity securities	2,991,103	60,163	(56,396)	2,994,870

Equity securities	1,113,120	613,690	(23,377)	1,703,433

Total securities available for sale	4,104,223	673,853	(79,773)	4,698,303

	(Yen in millions)
	Year ended March 31, 2010
	Cost or	Gross Unrealized	Gross Unrealized	Carrying Amount /
	Amortized Cost	Gains	Losses	Fair Value
Fixed maturity securities:
Government and government agencies and authorities
U.S.	89,349	7,661	(3,483)	93,527
Other than U.S.	871,458	20,489	(3,856)	888,091
Municipalities and political subdivisions:
U.S.	101	—	(7)	94
Other than U.S.	516,015	11,934	(4,886)	523,063
Other corporate bonds	1,480,830	38,101	(11,403)	1,507,528

Total fixed maturity securities	2,957,753	78,185	(23,635)	3,012,303

Equity securities	1,026,790	979,633	(8,677)	1,997,746

Total securities available for sale	3,984,543	1,057,818	(32,312)	5,010,049

(3)	Trading securities

	(Yen in millions)
	Year ended March 31, 2009
		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
Money trusts included in short-term investments	15,227	188	(1,688)	13,727

	(Yen in millions)
	Year ended March 31, 2010
		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
Money trusts included in short-term investments	9,187	75	(169)	9,093

Notes to Consolidated Financial Statements (Summary)
3.	Retirement and Severance Benefits

The components of retirement and severance benefits were as follows:

	(Yen in millions)
	Years ended March 31,
	2009	2010
Components of net periodic benefit cost:
Service cost	11,607	11,466
Interest cost	5,465	6,104
Expected return on plan assets	(4,667)	(4,153)
Amortization of prior service cost	(2,509)	(2,172)
Recognized actuarial loss	1,109	2,016

Net periodic benefit cost	11,005	13,261

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	(Yen in millions)
	Years ended March 31,
	2009	2010
Change in benefit obligations:
Benefit obligations at beginning of year	271,865	265,213
Service cost	11,607	11,466
Interest cost	5,465	6,104
Plan participants’ contributions	33	37
Actuarial loss (gain)	(10,681)	3,709
Benefits paid	(13,076)	(12,541)

Benefit obligations at end of year	265,213	273,988

Change in plan assets:
Fair value of plan assets at beginning of year	155,578	138,675
Actual return on plan assets	(15,851)	11,381
Employer contributions	4,359	9,176
Plan participants’ contributions	33	37
Benefits paid	(5,444)	(5,615)

Fair value of plan assets at end of year	138,675	153,654

Funded status	(126,538)	(120,334)

Amounts recognized in the balance sheets	(126,538)	(120,334)

Major weighted-average assumptions used to determine benefit obligations were as follows:

	Years ended March 31,
	2009	2010
Discount rate	2.30%	2.20%
Rate of increase in future compensation	4.10~4.60%	4.10~4.60%
Major weighted-average assumptions used to determine net cost were as follows:

	Years ended March 31,
	2009	2010
Discount rate	2.00%	2.30%
Expected long-term return on plan assets	3.00%	3.00%
Rate of increase in future compensation	4.10~4.60%	4.10~4.60%

Notes to Consolidated Financial Statements (Summary)
4.	Income Taxes

The effective tax rates of the Company differed from the Japanese statutory income tax rates for the following reasons:

	Years ended March 31,
	2009	2010
Japanese statutory income tax rate	(36.0)%	36.0%
Tax credit for dividends received	(10.0)	(7.4)
Lower tax rates applicable to income of subsidiaries	(1.5)	(6.3)
Dividends received from subsidiaries	2.4	4.3
Expenses not deductible for tax purposes	1.5	1.4
Tax expense for reorganization	19.0	—
Effects of valuation allowances on deferred tax assets	7.3	(0.4)
Other	2.6	(2.2)

Effective tax rate	(14.7)%	25.4%

The components of significant portions of deferred tax assets and deferred tax liabilities were as follows:

	(Yen in millions)
	Years ended March 31,
	2009	2010
Deferred tax assets and deferred tax liabilities:
Other deferred tax assets and deferred tax liabilities:
Deferred tax assets:
Reported and estimated losses and claims	74,431	74,109
Adjustment expenses	16,465	16,650
Retirement and severance benefits	45,362	43,034
Computer software development costs	12,838	14,228
Impairment of investments	60,636	57,440
Cost adjustments to investments recognized in income	47,219	40,284
Other	22,508	23,673

Total gross deferred tax assets	279,459	269,418
Less valuation allowance	(12,666)	(11,956)

Total net deferred tax assets	266,793	257,462
Deferred tax liabilities:
Unearned premiums	140,757	133,990
Deferred policy acquisition costs	112,101	118,407
Property and equipment	6,166	6,147
Cost adjustments to investments recognized in income	11,107	9,594
Unrealized appreciation of investments and derivatives	209,007	368,224
Other	18,244	12,337

Total gross deferred tax liabilities	497,382	648,699

Total net deferred tax liabilities	230,589	391,237
Deferred tax assets included in other assets	7,494	6,348

Total net deferred tax liabilities on the balance sheets	238,083	397,585

5.	Fair Value of Financial Instruments

The estimated fair values of the financial instruments were as follows:

			(Yen in millions)
	Year ended March 31, 2009		Year ended March 31, 2010
		Estimated		Estimated
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Fixed maturities	3,470,446	3,486,714	3,518,610	3,531,233
Equity securities	1,703,433	1,703,433	1,997,746	1,997,746
Mortgage loans on real estate	9,224	9,052	7,260	7,305
Policy loans	43,254	43,254	44,339	44,339
Other long-term investments	711,653	698,739	691,625	695,775
Short-term investments	106,852	106,852	69,139	69,139
Cash and cash equivalents	455,444	455,444	381,939	381,939
Indebtedness from affiliates	2,857	2,747	3,128	3,088
Accrued investment income	20,228	20,228	16,857	16,857
Premiums receivable and agents’ balances	144,005	144,005	152,030	152,030
Weather derivatives	236	236	564	564
Derivative assets:
Foreign exchange contracts	1,957	1,957	882	882
Interest rate contracts	19,670	19,670	11,238	11,238
Bond and equity index contracts	39	39	—	—
Credit derivatives	—	—	144	144
Commodity contracts	4,184	4,184	1,326	1,326
Financial liabilities:
Investment deposits by policyholders	(2,043,991)	(2,282,047)	(1,956,376)	(2,181,453)
Indebtedness to affiliates	(1,616)	(1,616)	(4,686)	(4,686)
Short-term debt	(70,000)	(70,000)	—	—
Long-term debt	(94,961)	(94,643)	(94,969)	(98,159)
Weather derivatives	(195)	(195)	(126)	(126)
Derivative liabilities:
Foreign exchange contracts	(4,330)	(4,330)	(2,600)	(2,600)
Interest rate contracts	(4,889)	(4,889)	(7,197)	(7,197)
Bond and equity index contracts	(63)	(63)	—	—
Credit derivatives	(32,060)	(32,060)	(7,542)	(7,542)
Commodity contracts	(4,184)	(4,184)	(1,326)	(1,326)

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.